Exhibit 1.01

Conflict Minerals Report

EMCOR Group, Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD in respect of 2016 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is May 31, 2017.

Unless otherwise indicated, the terms "Company", “we”, “us” and “our” refer collectively to EMCOR Group, Inc. and its subsidiaries.

As used herein, “Conflict Minerals” or “3TG” are gold, columbite-tantalite, cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. Forward-looking statements can be identified by the use of words such as "intend" and the like, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that 3TG that are necessary to the functionality or production of products that it manufactures benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (the "DRC") region, the United States or elsewhere. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document or to reflect the occurrence of unanticipated events.

Overview; Applicability of the Conflict Minerals Rule to the Company

The Company is one of the largest electrical and mechanical construction and industrial and facilities services firms in the United States. We specialize principally in providing construction services relating to electrical and mechanical systems in all types of non-residential and certain residential facilities and in providing various services relating to the operation, maintenance and management of facilities, including refineries and petrochemical plants. In our industrial services business, we are a leading North American provider of after-market maintenance and repair services for, and manufacturing of, highly engineered shell and tube heat exchangers and related equipment. Our wholly-owned subsidiary, Bahnson Environmental Specialties, LLC (“Bahnson”) designs and manufactures a diverse line of controlled environmental chambers that maintain precise conditions for a wide array of research, development and manufacturing activities.

We are subject to the Conflict Minerals Rule because (1) certain Bahnson products that we manufacture contain 3TG that are necessary to the functionality or production of the products and (2) in the manufacture of some of our heat exchangers, we use welding rods that contain tin.

We do not directly source 3TG from mines, smelters or refiners. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with the expectations provided in our Vendor Code of Conduct, which we describe below.

The Company’s Vendor Code of Conduct

The Company has adopted a policy for the supply chain of 3TG (the “Conflict Minerals Policy”), which is contained in its Vendor Code of Conduct.

The Conflict Minerals Policy includes our expectations that our suppliers:

1. Assist us in complying with the Conflict Minerals Rule, by providing us, from time to time, with written certifications and other information concerning the origin of 3TG included in products and/or components supplied to the Company;

2. Implement appropriate recordkeeping, so that they are able to provide us with the foregoing information; and

3. Source 3TG from sources that do not support conflict and, where practicable, source 3TG from smelters and refiners that are certified as “conflict free” or the equivalent by an independent third party.

We do not support embargos of 3TG from the DRC and its adjoining countries.

Supplier compliance with the Vendor Code of Conduct, including the Conflict Minerals Policy, may be taken into account in connection with purchasing decisions.

Reasonable Country of Origin Inquiry Information

For 2016, the Company conducted a “reasonable country of origin inquiry” (“RCOI”). The Company designed its RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that it manufactures. For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.

From time to time in the manufacture of heat exchangers, the Company uses welding rods which may contain 3TG. The Company conducted an RCOI of the 3TG used by the manufacturers of the welding rods. Each manufacturer executed and delivered to the Company a certification that confirmed, based upon reasonable inquiries and investigations of its supply chain by such manufacturer, that any 3TG used in the manufacturer’s welding rods did not originate in the DRC or an adjoining country or that the 3TG came from recycled or scrap sources. The manufacturers are not included within the definition of “Suppliers” (as defined below). Based on the results of our RCOI, we did not perform due diligence in respect of the 3TG contained in heat exchanger welding rods.
With respect to Bahnson, the Company's outreach included 85 suppliers (the “Suppliers”) that it identified as potentially having supplied to the Company materials or components containing 3TG. Of the Suppliers who indicated that their materials or components may contain 3TG, those Suppliers identified 304 smelters and refiners that may be in the Company’s supply chain.
None of the necessary 3TG contained in the in-scope products were determined by the Company to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, the Company did not conclude that any of its in-scope products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.

Pursuant to the Conflict Minerals Rule, based on the results of the Company's RCOI, it conducted due diligence for 2016 with respect to Bahnson. These due diligence efforts are discussed below.

Due Diligence

Design Framework

For 2016, the Company utilized due diligence measures based on the applicable criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).

Selected Elements of Design Framework and Program Implementation

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of the Company's program design and implementation are discussed below. However, these are not all of the discrete procedures of the program that the Company has put in place to help ensure that the 3TG contained in its products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
The Company has staff under the General Counsel and that reports to senior leadership in its applicable business units charged with managing our 3TG compliance program. Personnel involved with our 3TG compliance program have been educated on various aspects of the Conflict Minerals Rule, the OECD Guidance and our compliance plan, as determined to be relevant to their job function. The Company also utilizes specialist outside counsel to assist it with its 3TG compliance program.

b.
The Company uses the latest major revision of the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (the “CFSI”) to obtain information from in-scope suppliers and identify smelters and refiners in its supply chain.

c.
The Company maintains business records relating to 3TG due diligence processes, findings and resulting decisions for at least five years. The Company generally maintains its records relating to 3TG due diligence processes, findings and resulting decisions in electronic format.

d.
To report violations of our Vendor Code of Conduct, including the Conflict Minerals Policy, employees and other interested parties can contact our General Counsel’s Office or our Ethics hotline at (888) 711-3648.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.	Potentially in-scope suppliers are requested to complete a CMRT.

b.
The Company follows up with suppliers that do not respond to the request within the specified time frame. The information is requested from each supplier multiple times to the extent the supplier continues to be non-responsive. After multiple requests, if a response is not received from a supplier, the request is appropriately escalated. Telephone calls and emails are used as a means of follow up.

c.	The Company reviews the responses received from suppliers for plausibility, consistency and gaps. It follows up by email or phone with suppliers as determined to be appropriate.
d.
Smelter and refiner information provided by suppliers is reviewed against the Smelter Reference List tab of the CMRT. To the extent that a smelter or refiner identified by a supplier is not on this list, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

e.
Identified smelters and refiners are reviewed against the list of "Compliant" (as later defined herein) (which we also sometimes refer to herein as “certified” or “conflict-free”) or equivalent smelters and refiners published in connection with the CFSI’s Conflict-Free Smelter Program (“CFSP”).

f.
If a smelter or refiner identified by a supplier is not listed as Compliant, we consult publicly available information to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

g.	Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.
h.
For CY 2016, we sent requests to 85 Suppliers to provide us with a completed CMRT. The Company followed up by email, and/ or phone with the Suppliers that did not provide a response within the time frame specified in the request. 72% percent of the Suppliers responded to the request for information.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	The findings of the Company’s supply chain risk assessment are reported to the Company’s General Counsel.

b.	The Company addresses identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with our due diligence, we utilize and rely on information made available by the CFSI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Compliant.

5.	OECD Guidance Step Five: "Report on supply chain due diligence"

The Company files a Form SD and, to the extent applicable, a Conflict Minerals Report with the Securities and Exchange Commission and makes the filing available on its website.

Smelters and Refiners

In connection with the Company's RCOI or due diligence, as applicable, the Suppliers identified to the Company the smelters and refiners described in the table below as either having or potentially having processed the necessary 3TG contained in the Company’s in-scope products for 2016. Please see the notes accompanying the table for additional information concerning the data contained in the table. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information.

Smelter and Refiner Information

Mineral	Compliant	Active	On Reference List Only	Total
Tin (Cassiterite)	66	7	8	81
Tantalum (Columbite, Tantalite or Coltan)	42	0	2	44
Tungsten (Wolframite)	39	0	5	44
Gold	93	6	36	135
TOTAL	240	13	51	304

The Company notes the following in connection with the above table:

a.
Not all of the included smelters and refiners may have processed the necessary 3TG contained in the Company’s in-scope products, since most of the Suppliers who reported using 3TG did so at a “company level,” meaning that they reported the 3TG contained in all of their products, not just those in the products that they sold to the Company. Some Suppliers also may have reported smelters and refiners that were not in the Company’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not include all of the smelters and refiners in the Company’s supply chain, since some Suppliers may not have identified all of their smelters or refiners and because not all Suppliers responded to the Company’s inquiries.

b.	The table only includes entities that were listed as smelters or refiners on the Smelter Reference List tab of the CMRT.

c.
Smelter or refiner status information in the table is as of April 5, 2017. Smelter or refiner status reflected in the table is based solely on information made publicly available by the CFSI without independent verification by the Company.

d.
"Compliant" means that a smelter or refiner was listed as Compliant with the CFSP’s assessment protocols, including through mutual recognition. Smelters and refiners that are listed as "Re-audit in process" by the CFSP are considered to be Compliant by the CFSP. Included smelters and refiners were not necessarily Compliant for all or part of 2016 and may not continue to be Compliant for any future period.

e.
"Active" is a CSFP designation that means that the smelter or refiner was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry - Conflict Minerals Council.

f.	“On Reference List Only” means that a smelter or refiner is listed on the Smelter Reference List tab of the CMRT, but is not listed as “Compliant” or “Active”.

The Company endeavored to determine the mine or location of origin of the necessary 3TG contained in its in-scope products by requesting that the Suppliers provide it with a completed CMRT. The Company has not listed countries of origin of the minerals processed by the smelters and refiners described in the table above since it did not receive country of origin information that determined to be reliable.

Future Risk Mitigation Efforts

The Company intends to take the following additional steps with respect to 2017 to mitigate the risk that the necessary 3TG in the Company’s in-scope products benefit armed groups:

1.	Distribute the Company’s Vendor Code of Conduct by posting the Code on the Company’s website and making it available internally.

2.	Request that suppliers provide information at a product level (i.e., smelter and refiner information specific to the products, components or materials that they sold to the Company).

3.
Further engage with Suppliers that did not fully respond to information requests related to the Company’s 3TG compliance program for 2016 to help ensure that they provide requested information for 2017.

4.	Communicate to new in-scope suppliers the Company’s sourcing expectations, including through the dissemination of the Vendor Code of Conduct.

All of these steps are in addition to the steps that the Company took with respect to 2016, which it intends to continue to take with respect to 2017 to the extent applicable.